California Public Employees’ Retirement System
Office of Public Affairs
(916) 795-3991  •  www.calpers.ca.gov

Pat Macht, Assistant Executive Officer

Contact: Clark McKinley, Information Officer
PressRoom@calpers.ca.gov

May 13, 2008

PRESS RELEASE

CalPERS Seeks Shareowner Advisory Vote on Executive Compensation at Tech Data Corp.

SACRAMENTO, CA – The California Public Employees’ Retirement System has asked Tech Data Corporation investors to support a CalPERS proposal to let shareowners cast annual advisory votes on executive compensation plans.

Shareowners will vote on the nonbinding Proposal 3 at the information technology distributor’s annual meeting on June 4, 2008.

Dennis Johnson, Senior Portfolio Manager, Corporate Governance, said in a CalPERS letter to shareowners:

“Shareowner voting results of an advisory vote would promote substantive dialogue, encourage independent thinking by the board, and stimulate healthy debate for the purpose of holding management accountable for stock performance.”

The company reported in its 2008 Proxy Statement that Tech Data directors and executive managers received pay increases “while delivering significant long-term absolute and relative stock underperformance to shareowners,” Johnson said.

For example, Tech Data underperformed the Russell 3000 Index by 32 percent and its industry peers by 84 percent in the five years ending April 30, 2008. It also trailed the index and peers for one- and three-year periods.
“CalPERS believes communicating non-binding shareowner sentiment (positive or negative) about executive compensation is an effective alternative to withholding votes from individual directors,” Johnson said.

He also said boards of other U.S. companies have allowed such advisory votes on compensation including Aflac, Verizon, RiskMetrics, Par Pharmaceuticals and Blockbuster, and that the United Kingdom and Australia have allowed advisory votes without experiencing any loss of shareowner value.

CalPERS owns approximately 703,000 shares of Tech Data, which is based in Clearwater, Florida. A copy of the CalPERS letter to shareowner is in the press room of the pension fund’s Web site at www.calpers.ca.gov.

CalPERS is the nation’s largest public pension fund with assets totaling more than $247 billion. It provides retirement and health benefits to approximately 1.5 million State and local public agency employees, retirees, and their families.

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